Media release

Memorandum of Understanding between the Government of Serbia and
Rio Tinto on Jadar Project

24 July 2017

Rio Tinto has signed a Memorandum of Understanding (MOU) with the Government of Serbia in respect to the implementation of the Jadar Project. The MOU will enable the formation of joint working groups between the government and the company to progress the Jadar Project through the study and permitting phases, as per the law.

The Jadar project, which Rio Tinto is developing in Serbia, is related to a world-class lithium-borate deposit. If developed, the production could supply a significant proportion of global demand for lithium and borates. Lithium and borates are essential building blocks for modern life and critical for human progress. They are used to produce vital products like batteries for electrical vehicles, glass and ceramics, fertilisers, and many other products. The project is currently in the middle study stages with operation expected to commence in 2023 assuming that feasibility studies confirm viability and all necessary approvals are obtained.

Rio Tinto Energy & Minerals chief executive Bold Baatar, who visited the project site in Serbia earlier this month, said “Rio Tinto sees Serbia as an attractive investment destination and the Jadar project is an important part of Rio Tinto’s growth portfolio. A project of this magnitude requires time and expertise to design and bring into operation. We can only do this with the support of the Serbian government and local community.”

Prime Minister of Serbia Ana Brnabić, who met with the Rio Tinto representatives before attending the signing of the MOU, said “In order for our domestic economy to develop evenly, it is necessary to initiate economic development at the local level, and the Jadar project will significantly contribute to the development of Loznica and the entire region. The project engages domestic and global experts who, apart from socio-economic parameters pay special attention to environmental protection, without which further progress in unthinkable. Rio Tinto has, so far, invested $US90 million in the Jadar project, and the production start is planned for 2023, which confirms both the long-term character of the project and its stability. By increasing investment in Serbia, economic growth is directly accelerated and that is the precondition for improving the quality of life of each citizen, which is the most important task of the Government of Serbia.”

Rio Tinto Salt, Uranium and Borates division managing director Simon Trott, who signed the MOU on behalf of Rio Tinto, said “We are pleased to have progressed the signing of the MoU today in Belgrade. It lays the foundation to progress the project through future stages and brings Serbia and Rio Tinto closer to becoming a leading source of global lithium and borate production.”

Minister of Mining and Energy Aleksandar Antić, who signed the MOU on behalf of the Government of Serbia, said “Rio Tinto has, so far, invested $US90 million in the Jadar project and I believe that the signing of the MoU will speed up the activities related to the process of opening a mine and the beginning of the exploitation of lithium, which will have capital effect on the development of Serbia. Progress of the Jadar project in a timely manner, and its implementation, will make Serbia the key producer of the two very important elements – lithium and boron – both of which are important for modern development. In that way, we will give a push to the economic growth of Serbia.”

The Jadar project could bring sustainable benefits to Serbia and local communities across many generations and over a number of decades. The project would be developed in line with the highest international health and safety, environmental and communities standards. If the project receives all approvals, the company could invest substantial capital through construction to design and build the mine and new, innovative processing technology for Jadarite.

About the Jadar Project

Jadar is a world-class lithium-borate deposit discovered by Rio Tinto in 2004. It is a unique deposit near the town of Loznica, in Western Serbia, some 160 kilometres from its capital Belgrade. The deposit contains Jadarite, a new mineral unique to Serbia, which has not been found anywhere else in the world. The deposit contains 136 million tonnes of declared resources. The Jadar project is currently in the pre-feasibility phase. In view of progressing the Jadar project, Rio Tinto will continue to work closely with the Government of Serbia on issues of fundamental importance for the implementation of the Jadar Project such as permitting or infrastructure development. The company will also to continue to work in partnership with the communities to bring joint benefits to all interested parties, respecting the highest international health and safety, environmental and community standards. As per the current project schedule, Rio Tinto is expected to make its final investment decision and start construction in 2020. The first production, based on a new processing technology of Jadarite that the company has developed, is expected to commence in 2023, assuming that feasibility studies confirm viability and all necessary approvals are obtained. The Jadar project is wholly-owned by Rio Tinto. The company has so far invested about $90 million in the development of this project.

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